UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BRF S.A.

(Name of Issuer)

Common Shares (“Shares”) and American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), representing common shares of BRF S.A.

(Title of Class of Securities)

56656T105

(CUSIP Number)

Heraldo Geres

Marfrig Global Foods S.A.

Avenida Queiroz Filho, n. 1.560, Bloco 5 (Torre Sabiá), 3º andar, sala 301

Vila Hamburguesa, São Paulo, SP, 05319-000

Brazil

Telephone: 55 11 3792-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Matthew S. Poulter
Linklaters LLP
1290 Avenue of the Americas
New York, New York 10104
Telephone: (212) 903-9000

May 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56656T105	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marfrig Global Foods S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) BK, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 269,734,803
	8.	SHARED VOTING POWER —
	9.	SOLE DISPOSITIVE POWER 269,734,803
	10.	SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,734,803
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 56656T105	13D	Page 3 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D filed by Marfrig Global Foods S.A. and Marfrig Overseas Ltd. on June 4, 2020, as amended by Amendment No. 1 to the Schedule 13D filed on June 10, 2021 (the “Schedule 13D”) relating to the beneficial ownership of common stock of BRF S.A. (the “Shares”).

This Amendment is being filed to report the following events in connection with the matters disclosed herein:

i.	the acquisition of beneficial ownership of an additional 31,257,243 Shares, representing 3.8% of the outstanding Shares pursuant to the Aspen Quota Purchase Agreement (as defined below);

ii.	the entry by Marfrig, the Lender and the Collateral Agent into an amendment agreement dated as of October 4, 2021 in respect of the Loan Agreement dated as of October 4, 2021 (the “Loan Agreement First Amendment”); and

iii.	the entry by Marfrig, the Lender and the Collateral Agent into a loan agreement in respect of the First Collar Transaction dated as of October 22, 2021 (the “First Collar Transaction Loan Agreement”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

Item 2.  Identity and Background.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by deleting the the last sentence of paragraph four.

Item 3 of the Schedule 13D is hereby further amended by adding the following:

On August 26, 2021, Marfrig entered into a Quota Purchase Agreement with Fundo de Investimento em Ações Aspen – Investimento no Exterior (“Seller”) with Fundo de Investimento em Ações Colorado - Investimento no Exterior (“Colorado”) and BTG Pactual Serviços Financeiros S.A. DTVM (“BTG”) pursuant to which Marfrig agreed to purchase the entire issued capital stock of Aspen from Colorado (the “Aspen Quota Purchase Agreement”). Aspen’s assets consist of 31,257,243 shares of BRF, corresponding to approximately 3.8% of BRF’s total issued capital stock.

The total purchase price is R$898.6 million and is indexed to the Brazilian interbank deposit rate (CDI). The restatement was calculated from June 1, 2021 through to the closing date. Further, the Aspen Quota Purchase Agreement provides for a price adjustment mechanism. Pursuant to this mechanism, Buyer will pay to Seller an amount equal to 50% of the difference between the base price per share of R$28.75 and the contingent share price. The contingent share price will be calculated as the average share price for the 60 days proceeding the BRF 2021 Shareholders’ Meeting and the 30 days after the BRF 2021 shareholders’ meeting. The price adjustment will be further adjusted for any distributions made to shareholders.

The closing of the Aspen Quota Purchase Agreement occurred on October 22, 2021 and was subject to approval of the Brazilian Anti-trust Authority (Conselho Administrativo de Defesa Econômica — CADE) and the accuracy of Marfrig’s and Seller’s representations and warranties on the closing date.

CUSIP No. 56656T105	13D	Page 4 of 5 Pages

See “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer—First Collar Loan Agreement” below.

The foregoing description of the Aspen Quota Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Aspen Quota Purchase Agreement, which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

Further, Marfrig purchased 12,467,132 Shares in open market purchases.

Item 4.  Purpose of Transaction.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and replaced as follows:

In the aggregate, Marfrig beneficially owns 269,734,803 Shares, representing 33.2% of the outstanding Shares, which includes 78,263,625 ADRs, representing 9.6% of the outstanding Shares, held by Marfrig Overseas.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

Loan Agreement First Amendment dated as of October 4, 2021

Pursuant to the Loan Agreement First Amendment, the Loan Agreement was amended to, among others: (i) include in the definition of Collateral, the Collar Transaction “Credit Rights” (Direitos Creditórios) under and as defined in the Loan Agreement First Amendment and the Share Lending Credit Rights under and as defined in the Loan Agreement First Amendment and (ii) include an event of default relating to the Share Lending Credit Rights. In order to enter into the Loan Agreement First Amedment, on October 4, 2021, certain amendments were made to the security package initially granted to the Collateral Agent on June 2, 2021.

The foregoing description of the Loan Agreement First Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of First Collar Loan Agreement, which is attached hereto as Exhibit 99.8 and incorporated herein by reference.

First Collar Loan Agreement.

Further to the First Collar Transaction, on October 22, 2021 Marfrig, the Lender and the Collateral Agent entered into the First Collar Transaction Loan Agreement. On October 22, 2021 Marfrig also entered into a security agreement with the Lender (the “First Collar Loan Security Agreement” and collectively with the First Collar Loan Agreement, the “First Collar Loan Documents”). Pursuant to the First Collar Loan Documents, Marfrig agreed to pledge to the Lender certain “Credit Rights” (Direitos Creditórios) under and as defined in the First Collar Transaction Loan Agreement. In order to enter into the First Collar Loan Agreement, certain amendments were made to the security package granted to the collateral agent. In order to enter into the Loan Agreement First Amedment, on October 22, 2021, certain amendments were made to the First Collar Transaction security package initially granted to the Collateral Agent on May 20, 2021.

The foregoing description of the First Collar Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of First Collar Loan Agreement, which is attached hereto as Exhibit 99.9 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit	Description
99.7	Share Purchase Agreement, dated as of August 26, 2021, among Marfrig Global Foods S.A., Fundo de Investimento em Ações Aspen – Investimento no Exterior, Fundo de Investimento em Ações Colorado - Investimento no Exterior and BTG Pactual Serviços Financeiros S.A.
99.8	First Amendment dated as of October 4, 2021 relating to the Loan Agreement dated as of June 7, 2021 by and among Marfrig Global Foods S.A., JPMorgan Chase Bank, N.A., London Branch, and Banco J.P.Morgan S.A.
99.9	Loan Agreement dated as of October 22, 2021 by and among Marfrig Global Foods S.A., JPMorgan Chase Bank, N.A., London Branch and Banco J.P.Morgan S.A.

CUSIP No. 56656T105	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2021 MARFRIG GLOBAL FOODS S.A.

By: /s/ Tang David

Name: Tang David Title: Chief Financial Officer

By: /s/ Heraldo Geres

Name: Heraldo Geres Title: General Counsel